
03057577

Scientific Learning®

2002 Annual Report

We envision a world where all people learn to read effectively.









[illegible]

enrolled in [illegible]

products in 2002. We turned

cash flow positive — both revenue

and deferred revenue grew.



Students Enrolled
109,000
71,000
23,000
2000
2001
2002

(in thousands, except per share amount)	2000	2001	2002
Revenue	$ 15,261	$ 17,889	$ 20,286
Loss from Operations	(21,195)	(18,243)	(8,872)
Net Loss	(20,116)	(19,275)	(10,113)
Loss per Share	(1.80)	(1.64)	(0.65)
Cash used in Operations	(19,450)	(12,487)	3,717
Deferred Revenue	4,563	7,598	15,584



Revenue
(in millions)
$15.3
$17.9
$20.3
2000
2001
2002



Net Loss
(in millions)
$(20.1)
$(19.3)
$(10.1)
2000
2001
2002



Deferred Revenues
(in millions)
$4.6
$7.6
$15.6
2000
2001
2002



Cash from Operations
(in millions)
$3.7
$(12.5)
$(19.5)
2000
2001
2002

Fast ForWord®



To Our Shareholders, Customers, and Employees:

For more than thirty-five years, I have worked in education. As a classroom teacher and parent, I felt the frustration of students struggling to learn. My decision to join Scientific Learning was based on the powerful body of neuroscience research underlying the Fast ForWord® products, visits to schools across the country and conversations with education leaders, teachers, parents and students about the dramatic impact of Fast ForWord on their work and lives. It was clear this was a unique opportunity to use my experience and background to bring a major learning innovation to millions of struggling readers.

Scientific Learning can play a critical role in improving reading achievement for millions of struggling readers. In my first annual report to you, I am pleased to tell you what we must accomplish to become the great company we can be. I will also report on our results and progress in 2002.

Last year, more than 100,000 students enrolled in Fast ForWord, our series of unique, research-proven reading and language software products. This was an increase of more than 50%. Despite this rapid growth, less than 2% of the K-12 schools in the US used our products in 2002.

Our primary goals for Scientific Learning are to grow our position in the K-12 market and to improve reading achievement in the schools using the Fast ForWord products.

To accomplish these key goals, we must move beyond the creative, technology - oriented early adopters and attract more mainstream education buyers. Four actions are crucial for success:

Clarify our position in the market - We must build market understanding that Fast ForWord stands for: unique, enduring, research-proven reading and language interventions that build the foundational cognitive skills required to read and learn effectively. We will formally launch our new branding in May at the International Reading Association meeting.

Increase the effectiveness of our implementation - While Fast ForWord products produce significant results, they have been challenging to implement. The Fast ForWord products have not fit into the standard instructional day, and have required significant administrative effort. Alignment with core reading programs, which teachers need in order to relate our products to their day-to-day instructional work, has not been well communicated. During 2002, we redesigned our implementation models and reorganized service and support organizations to improve implementation significantly. We have also launched a reduced 48-Minute Protocol that fits better into the school day. Our new Fast ForWord Gateway Edition, scheduled for mid-2003, will simplify product implementation, offer more powerful information on student progress, and provide alignments to the most widely used core reading programs.

Increase the impact of our investment in research - We have unparalleled independent research on the effectiveness of our products. A Stanford University study recently published in the *Proceedings of the National Academy of Sciences* verified the efficacy of our approach on reading achievement through both traditional reading tests as well as changes in brain function seen through functional magnetic resonance imaging (fMRI). We will continue to support independent research at universities and schools, and to conduct our own internal research. In the fall, we plan to initiate another multi-year, multi-district study.

Expand our product line - In 2003 we plan to introduce Fast ForWord to Reading 4, a reading intervention product tied directly to end-of-year fourth-grade standards. The combination of Fast ForWord to Reading 3 and 4 will provide a powerful intervention strategy at a crucial transition from "learning to read" to "reading to learn." We are accelerating the development of the complete reading intervention product line and expect to launch additional products in 2004.

We are proud of the progress we have made on these initiatives as well as the financial results in 2002. Revenue increased 13% to reach $20.3 million. "Booked Sales," which represent new commitments by customers to use our products, increased 35% to $28.3 million. The difference between booked sales and revenue, $8.0 million, is recorded on our balance sheet as "Deferred Revenue" and recognized over the contract term, usually 12 months. Deferred revenue more than doubled in 2002 to $15.6 million.

Booked sales to our primary market, K-12 public schools, grew 52% and represented 86% of our business. Our rapid growth was particularly notable in a year in which state and local education budgets were under pressure. Two school districts purchased more than $1 million of our software and services; these were our first million dollar sales and demonstrate the growing trend to broader use of our products. Sales outside the K-12 sector declined, as we had expected.

We made significant progress on our goal to reach profitability. Excluding restructuring charges, we reduced operating expenses by almost 24%, cut our operating loss by 65%, and operated close to break-even in the second half of the year.

Most important, we turned solidly cash flow positive, generating $3.7 million in cash from operating activities in 2002. This was a dramatic change compared to the use of $12.5 million in operating cash in 2001. The improvement was a direct result of higher sales combined with tight cost controls and faster payments by customers. We significantly reduced our debt and our balance sheet is stronger.

We introduced new versions of three Fast ForWord products. These versions do not require Internet use, which has increased options for school districts and opened a new segment of the market. Reception has been excellent.

Eighteen new patents were awarded in 2002. We now hold or are the exclusive licensee of 56 patents. These proprietary rights reflect the strength and uniqueness of our technology and approach.

In August, our stock was moved to the OTC Bulletin Board; we believe this has had little effect on our stock price or trading volume.

Four talented and experienced K-12 leaders joined our senior management team during the year. Together with the high-quality managers already in place, we built disciplined planning processes. These processes are essential to achieving consistent and predictable performance, a key element for creating greater shareholder value. We completed thorough strategic and operating plans, giving us increased confidence about 2003.

2003 will be a challenging year. Despite increased federal government expenditures as the result of the No Child Left Behind legislation, state and local governments are reducing spending. This funding environment will make it difficult to achieve our sales and revenue growth goals of 20% to 25% per year. Nevertheless, we remain committed to achieving this growth, remaining cash flow positive and producing our first year of operating profit.

I want to clearly affirm Scientific Learning's commitment to integrity in dealing with our customers, shareholders, and employees. Our board of directors is active, independent, and demanding. They are vigilant in protecting shareholder interests and ensuring the integrity of our financial reporting, and are completely committed to our mission.

We have a talented, committed group of employees and managers. They are passionate about applying science and technology to enable teachers to significantly improve reading achievement. While this is an ambitious goal, the science, research, and results from more than a thousand schools and over 150,000 students say it can be done. I am proud to lead an organization committed to learning success for all students and I am grateful for this unique opportunity.

I look forward to reporting on our progress.



Robert C. Bowen
Chairman and CEO

the Challenge...the Opportunity

Reading is the most difficult skill we learn in our lifetime.

Millions of children have difficulty when it comes to reading. Reading places high demands on a set of complex, interrelated cognitive skills, all functioning in unison.

Current reading programs and reading strategies do not directly address building the cognitive skills necessary to read effectively.





Reading is a national priority

Through the No Child Left Behind Act, over 3 million educators and 52 million students are affected by a sweeping reform of federal legislation designed to close the achievement gap between disadvantaged and minority students and their peers. The emphasis is on products and methods that have been proven to work.

The Fast ForWord® Family of Products is a series of computer-delivered reading intervention products that incorporate learning from more than 30 years of brain, reading, and language research in order to help children, adolescents, and adults build the cognitive skills needed to learn to read or become better readers. The efficacy of our products has been established through extensive outcomes research by schools, independent researchers, our founding scientists, and our company.

the Science

Our Fast ForWord® software products develop cognitive skills required to read and learn effectively. The basis for Fast ForWord products comes from more than 30 years of peer-reviewed neuroscience research on reading and learning in children, adolescents, and adults.

What do Fast ForWord products do? We improve essential cognitive skills —Learning MAPs™

Effective reading and learning requires a variety of cognitive skills that must function in unison. Fast ForWord products develop Learning MAPs skills, critically important prerequisites for successful reading. When Learning MAPs are stronger, students are able to benefit from reading instruction.



What are the Learning MAPs?

Memory- hold information and ideas short- and long-term, essential for word recognition, comprehension of complex sentences, and remembering instructions.

Attention- focus on tasks and ignore distractions.

Proccessing- critical for distinguishing speech sounds and identifying letter and word forms.

Sequencing- a cognitive skill that relies on memory, attention, and processing and is essential for phonics, word fluency, reading and oral comprehension.

How do Fast ForWord products improve cognitive skills? Fast!

The Fast **Power Learning**™ Formula:

Frequency and intensity
adapativity
Simultaneous development
timely motivation

Neuroscience research has demonstrated the importance of several principles — Frequency and intensity, adaptivity, Simultaneous development, and timely motivation — to effect change. The Fast ForWord products use these principles to enable student learning.

Frequency and Intensity-
brain plasticity research demonstrates that completing a set of learning tasks in a frequent, intense timeframe accelerates learning.

adaptivity-
interactive exercises automatically adapt to individual skill levels and responses, adjusting the learner's content exposure and targeting correct responses approximately 80% of the time, which maintains challenge and motivates success.

Simultaneous Development-
each exercise focuses on a specific set of reading or language tasks and simultaneously develops underlying cognitive processes such as memory, attention, and processing.

timely Motivation-
for the brain to learn, students must be active, attentive, and engaged. Rewards are provided on the first attempt only, a proven neuroscience motivation technique.

the Results and Recognition

"Scientific Learning has amassed an impressive array of research data, case studies and anecdotal information related to Fast ForWord's success in helping a broad population of children with reading and language problems."

Education Commission of the States (ECS)

The results of the Fast ForWord approach have been documented in one of the largest databases of results in education. A combination of independent, published, and peer-reviewed studies, along with extensive work by the founding neuroscientists on the impact of the product, have confirmed remarkable, enduring results.

"After using Fast ForWord products, we observed dramatic improvement in phonemic awareness and phonological awareness, critical foundational skills to improve reading skills."

Delanie Wilson
Executive Director for Curriculum and Instruction,
Killeen Independent School District
Killeen, Texas



At-Risk Students
50
45
40
35
5
0
Average Range
Below Average Range
Language Comprehension
Before
After



English Language Learners
80
70
60
50
40
30
20
10
0
English Reading Comprehension
Before - September 2000
After - January 2001
After - April 2001

"Results are impressive; this was one of the few technologies reviewed that conducted solid experimental studies. . .at the clinical and school implementation levels. The technology was highly successful in improving a series of prerequisite reading skills in at-risk students."

Milken Family Foundation



Adolescent Students
90
85
80
75
70
65
5
0
Average Range
Below Average Range
Receptive Language
Expressive Language
Total Language
Before
After

Neuroscience designed, curriculum aligned™

....Fast ForWord was doing something more dramatic than your run-of-the-mill educational CD.
It was rewiring brains.

THE WALL STREET JOURNAL.

Survival of the Busiest

Parts of the Brain That Get Most Use Literally Expand And Rewire on Demand

New insights herald a revolution in treatment for stroke, depression and other brain diseases.

"The Proceedings of the National Academy of Science recently published an important, independent study conducted by researchers at Stanford University. The study results are clear and compelling: Fast ForWord works.

This research adds to the impressive array of findings on the science that supports Fast ForWord and its results in improving reading."

Joseph B. Martin, M.D., Ph.D.
Dean of the Faculty of Medicine
Harvard Medical School

"Reading is the key that opens doors to the world around us. It determines our success or our failure. In over 25 years in education, I have seen only one product that can provide that key to such a broad spectrum of students. Fast ForWord products apply results from contemporary neuroscience research and effectively build critical cognitive skills that enable reading and life long learning. It's fast; it's effective; and it's enduring."

Sherrelle Walker,
Chief Education Officer

"Fast ForWord can be a life-changing intervention for reluctant or struggling readers. In just a few short weeks, the programs correct a student's inability to process language quickly enough so that he can learn to read proficiently."

Alisa Goodman,
Principal, McDonald Green Elementary School
Lancaster, South Carolina



the Willie Brown Story

***Willie Brown** struggled with reading all of his life. For years, educators and specialists tried to help him, but they were unsuccessful. Willie dreamed of college and life as a veterinarian, but it seemed hopeless.*

Willie can now read because of the help of a dedicated educator, a supportive family, and the Fast ForWord products. This is his story.

I had a problem in 3rd grade.
Math was okay, but reading was low.

In 4th grade, I saw specialists in reading. In 6th grade, I saw more specialists. They said, "We know what is wrong. We will teach you to read." I took a lot of tests. Then the specialists said, "We don't know if we can teach you to read." When I was in 8th grade, I saw a doctor. They said, "This man can tell you how you can read. He is the best in the Midwest." I took more tests and then he told me, "I can't help you." I was crushed. No dreams of being a veterinarian. My mother thought there was another way. When I was in high school, I failed everything. They said, "Son, you will never go to college. Be a custodian. You like people. Work in a school." I thought, "Why should I keep trying? Every time I try, someone knocks me down." We moved and I met another lady who said she would help me. This lady had so much faith in me, I thought I would give it a shot. She worked with me. I worked on the computer. The words just started coming together. I felt so good I came home to read to my 11 year-old sister. It hurt me so much that my sister could read better than I could, and I was sixteen. I was so happy I could read to her now. I felt so strong!

The guidance counselor called me in. "I want you to look at this college."

That gave me the most confidence I ever had. I am going to college!

If other kids had this product, they would learn so much better. If I had had this in elementary school, I probably would have been in college now.

Willie Brown

Willie E. Brown



"Our students, like Willie, have been given a solid foundation for learning by participating in the Fast ForWord Family of Products. Our teachers and parents have all observed wonderful results with our students in grades 1-12. Listening skills, reading scores, and above all, the students' self-esteem improved dramatically in our students.

"I continue to be impressed with the Fast ForWord Family of Products. Students, like Willie, deserve the very best tools to address their learning needs. The Scientific Learning Corporation has designed an impressive series of products that fit extremely well with our school's mission and our current academic interventions.

Initially, I was concerned that it may replace some of the myriad of programs that we have invested in over time. Now, with our students' remarkable success, we realize that it accelerates their ability to gain from the programs that we provide, after participating in this powerful intervention. Every student should have the opportunity to participate in the Fast ForWord products!

—Jacqueline Egli, Executive Director
PACE-Brantley Hall School,
Longwood, Florida

Scientific Learning Corporation
Selected Financial Data

(In thousands, except per share amounts)	2002	2001	2000	1999	1998
	Year ended December 31,				
Statement of Operations Data					
Revenues:					
Products	$19,199	$15,503	$14,052	$ 9,110	$ 4,462
Services	1,087	2,386	1,209	1,142	704
Total revenues	20,286	17,889	15,261	10,252	5,166
Cost of revenues:					
Products	2,635	2,478	2,291	1,451	784
Services	843	1,607	1,266	1,237	614
Total cost of revenues	3,478	4,085	3,557	2,688	1,398
Gross profit	16,808	13,804	11,704	7,564	3,768
Operating expenses					
Sales and marketing	14,554	19,701	20,981	13,568	6,534
Research and development	2,985	3,390	5,680	4,505	3,192
General and administrative	4,776	6,348	5,746	4,454	3,960
Restructuring, lease and asset impairment write downs	3,365	2,608	492	-	-
Total operating expenses	25,680	32,047	32,899	22,527	13,686
Operating loss	(8,872)	(18,243)	(21,195)	(14,963)	(9,918)
Interest (expense) income, net	(1,332)	(1,053)	1,077	892	(832)
Other income (expense), net	91	21	2	(16)	2
Net loss	$(10,113)	$(19,275)	$(20,116)	$ (14,087)	$(10,748)
Basic and diluted net loss per share	$ (0.65)	$ (1.64)	$ (1.80)	$ (2.24)	$ (3.87)
Shares used in computing basic and diluted net loss per share	15,641	11,777	11,148	6,279	2,777
Balance Sheet Data:					
Cash and cash equivalents	$ 4,613	$ 4,610	$ 818	$ 15,662	$ 6,362
Investments in government securities	-	1,169	7,667	13,903	-
Working capital	(8,311)	2,764	7,431	27,397	3,543
Total assets	18,643	23,288	18,953	36,324	9,121
Long-term debt, including current portion	5,000	10,000	-	-	417
Redeemable convertible preferred stock	-	-	-	-	18,940
Stockholders' (deficit) equity (1)	(8,123)	1,411	11,601	29,740	(14,082)

(1) We have paid no cash dividends since our inception

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our mission is to apply advances in neuroscience and cognitive research to increase human potential. We produce innovative products, tools, and implementation strategies that enable people to build the fundamental cognitive skills required to read and learn. We use technology as appropriate to provide our customers with the applications that allow each learner to progress based on his or her individual needs.

To date, our principal focus has been on the development, marketing and sale of software products that develop the underlying cognitive skills required for reading. Our Fast ForWord® products are a series of reading intervention products that incorporate learning from more than 30 years of brain, language and reading research in order to help children, adolescents and adults build the cognitive skills they need to learn to read or become better readers. The efficacy of our products has been established by extensive outcomes research by independent researchers, our founding scientists and our company. Our primary products are Fast ForWord Language, Fast ForWord Language to Reading, Fast ForWord Reading (to be renamed Fast ForWord to Reading 3) and Fast ForWord Middle & High School.

We have significant proprietary technology. At December 31, 2002, we held 43 issued U.S. patents and 12 pending U.S. applications. We also held 2 issued patents from other countries and had 18 applications pending abroad. We were the exclusive licensee under 11 issued U.S. patents and 5 pending foreign patent applications.

To support our products, we provide a combination of on-site and remote training and implementation services; technical, professional and customer support; and a wide variety of Web-based resources, including BrainConnection.com.

Our primary market is US K-12 public schools. We address this market primarily through a direct sales force. Other distribution channels include referrals from speech and language professionals in private practice, direct sales to independent schools and a limited number of independent sales representatives in the public school and adult education markets. In 2002, sales to public schools represented approximately 82% of total revenues compared to 76% in 2001 and 60% in 2000.

Fast ForWord Language, our first product, was launched in April 1997. Since that time we have invested in expanding our product line and sales and marketing activities to support future growth. To date we have not reported a profit. Our goal is to report an operating profit in 2003. During 2001 and early 2002, we significantly reduced personnel and operating expenses. We expect operating costs to increase in 2003 compared to 2002 as our business grows. If we do not meet our revenue targets, we may incur greater losses than expected and we may be forced to further reduce our expenses, which may negatively impact our business.

We have limited visibility on our quarterly revenue and revenue may fluctuate substantially. Approximately 86% of our booked sales for the year ended December 31, 2002 were to public schools. Our sales to the K-12 sector are typically the largest in the second and fourth quarters, coinciding with school spending cycles. Our sales cycle has lengthened as we concentrate on this market and on increasing the size of our average sale. Our various license and service packages have substantially different revenue recognition periods and it is often difficult to predict which license package a customer will purchase even when the amount and timing of a sale can be predicted.

We have announced a major new edition of our product line, which is scheduled for release to the K-12 sector in June 2003. Fast ForWord Gateway Edition is designed to significantly improve the ease of implementation and use of our product. The Gateway Edition will also include a new release of Progress Tracker, our patented Web browser based reporting tool. The new release will include additional capabilities, including intervention alerts, automatic emailing of reports, and standards and basal alignments. Existing customers who wish to move to the Fast ForWord Gateway edition will be required to pay an additional charge. We plan to introduce Fast ForWord to Reading 4, our second product in the Fast ForWord to Reading series that correlates to fourth grade reading standards. We expect sales of these new releases to existing customers to represent less than 5% of revenue in 2003. We expect to introduce additional Fast ForWord to Reading products in 2004.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, assumptions and judgments. We believe that the estimates, assumptions and judgments upon which we rely are reasonable based upon information available to us at the time. The estimates, assumptions and judgments that we make can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates and actual results, our financial statements would have been affected.

The impact of changes in estimates, assumptions and judgments pertaining to revenue recognition, allowance for doubtful accounts, software development costs and long lived assets are most critical to understand and evaluate our reported financial results. A detailed discussion of our use of estimates, assumptions and judgments as they relate to these polices is presented below. We have discussed the application of these critical accounting policies with the Audit Committee of the Board of Directors. See Note 1 to the Financial Statements for additional information regarding our accounting policies.

Revenue Recognition

The Company derives revenue from the sale of licenses to its software and from service fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," (SOP 97-2) as amended by Statement of Position 98-9. SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement; 2) delivery of the product; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected. For software orders with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence." Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is additionally measured by the renewal price. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service orders, we defer revenue until all elements are delivered and all services have been performed, or until fair value can objectively be determined. When the fair value of a license element has not been established, we use the residual method to record license revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The Company's revenue recognition policy is also based on the Securities and Exchange Commission's Staff Accounting Bulletin 101 (SAB 101) that requires companies that provide an ongoing service to recognize revenue over the term of the services agreement.

The value of software licenses and services invoiced during a particular period is recorded as deferred revenue until recognized. Customers license the right to use Fast ForWord software, but do not acquire unlimited rights to the products.

Revenues from the licensing of software are recognized as follows: 1) for perpetual licenses that require ongoing Internet-based participant tracking services, revenue is recognized over the period in which the Company provides such services, typically from 1 to 3 years; 2) for limited term site licenses, revenue is recognized over the life of the license, typically 3 to 12 months; 3) for individual participant licenses, revenue is recognized over the average duration of the product's use, typically 6 weeks; and 4) for perpetual licenses with no ongoing support requirement, revenue is recognized when the product has been shipped, provided that the fees are fixed or determinable and collectible.

Service revenues are derived from a combination of on-site and remote training and implementation services. Revenue from services is recognized on delivery.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses due to the inability of customers to make payments. These estimates are based on historical experience and, to date, have been approximately 2% of revenue. Cancellations and refunds are allowed in limited circumstances, and such amounts have not been significant. Provisions are made for cancellations and refunds as revenue is recorded.

Software Development Costs

The Company capitalizes software development cost in accordance with Financial Accounting Standards Board (FASB) No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," under which software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated life of the related product.

Prior to the establishment of technological feasibility we expense all software development cost associated with a product. Technological feasibility is deemed established upon completion of a working version.

The Company estimates the useful life of its developed products to be 3 years.

On an ongoing basis, the Company evaluates the net realizable value of the capitalized software development cost by estimating the future revenue to be generated from the product and compares this to the unamortized cost of the product. At December 31, 2002, future revenues from sale of these products are anticipated to be well in excess of the unamortized development costs.

Impairment of Long Lived Assets

The Company regularly reviews the carrying value of loans to current and former officers, capitalized software development costs and property and equipment. We continually make estimates regarding future cash flows to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, various financial data expressed as a percentage of revenues (unless otherwise noted).

	Year ended December 31,		
	2002	2001	2000
Revenues:			
Products	95%	87%	92%
Services	5	13	8
Total revenues	100	100	100
Cost of revenues:			
Cost of products(1)	14	16	16
Cost of services (2)	78	67	105
Total cost of revenues	17	23	23
Gross profit	83	77	77
Expenses:			
Sales and marketing	72	110	138
Research and development	15	19	37
General and administrative	23	35	38
Restructuring, lease and asset impairment write downs	17	15	3
Total operating expenses	127	179	216
Operating loss	(44)	(102)	(139)
Interest (expense) income, net	(6)	(6)	7
Net loss	(50)%	(108)%	(132)%

(1)Product costs are expressed as a percentage of product revenues.
(2)Service costs are expressed as a percentage of service revenues.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

Revenues

Revenues increased 13% to $20.3 million for 2002, compared to $17.9 million for 2001. Product revenues (which we previously referred to as program revenues) increased 24% to $19.2 million for 2002, compared to $15.5 million in 2001. Product revenues increased from the K-12 sector and, as expected, decreased from the private sector. Service revenues decreased 54% to $1.1 million in 2002, compared to $2.4 million in 2001. In 2002, we revamped our service business to offer training and implementation services at a lower price than in 2001. In addition, we sold fewer training days than in 2001 as the percentage of our business from existing customers increased. Existing customers are less likely to buy services. K-12 sector revenues were 82% of total revenues in 2002, compared to 76% for 2001. Revenues from the private sector were 18% of total revenues for 2002, compared to 24% in 2001.

Booked sales increased by 35% to $28.3 million for 2002, compared to $20.9 million in 2001. Booked sales is a non-GAAP financial measure that we believe to be a useful measure of the current level of business activity both for management and for investors. Booked sales equals the total value (net of allowances) of software and services invoiced in the period. Because a significant portion of our software license revenue is recognized over a period of months, booked sales is a better indicator of current selling activity. The Company records booked sales and deferred revenue when all of the requirements for revenue recognition have been met, other than the requirement that the revenue for software licenses and services has been earned.

In the K-12 sector booked sales increased by 52% to $24.4 million compared to $16.0 million in 2001. The K-12 sector represented 86% of booked sales in 2002 compared to 76% in 2001. During the year, the company sold 809 site license packages to the K-12 sector, compared to 921 site licenses in 2001. The average sale per school increased in 2002 compared to 2001 since we did not repeat a lower priced sampling package in 2002. In addition, perpetual licenses, which have a higher average price per school, have become a more significant portion of our sales mix. Booked sales to the private sector were down 21% compared to 2001. We expect sales to the private sector to continue at about the same level in 2003.

Deferred revenue rose to $15.6 million at December 31, 2002, an increase of 105% compared to $7.6 million in 2001. In 2003 we expect deferred revenue to grow more slowly than in 2002, because a higher proportion of our business is expected to come from the sale of services and we believe that our mix of perpetual and term licenses has stabilized.

The following reconciliation table sets forth our booked sales, revenues and change in deferred revenue for the years ended December 31, 2002 and 2001, respectively.

	Year ended December 31,	
(in thousands)	2002	2001
Booked sales	$28,272	$20,924
Less revenues	20,286	17,889
Net increase in current and long-term deferred revenue	7,986	3,035
Current and long-term deferred revenue beginning of the year	7,598	4,563
Current and long-term deferred revenue end of the year	$ 15,584	$ 7,598

Cost of Revenues

Total cost of revenues decreased by $607,000, to $3.5 million for 2002, compared to $4.1 million in 2001. As a percentage of revenues, total cost of revenues decreased to 17% compared to 23% for 2001. The improvement in gross margins is primarily due to the increased proportion of products in our revenue mix. Cost of products consists of manufacturing, packaging and fulfillment costs, amortization of capitalized software, royalties and technical support costs. Cost of product revenues decreased to 14% in 2002, compared to 16% in 2001. The reduction was primarily due to lower customer support costs as a result of improved product usability and a decline in sales to the private sector, as well as slightly lower royalty costs. Service costs consist primarily of costs to provide customer training including personnel, materials and travel. In 2002, cost of service revenues increased to 78% of service revenues, up from 67% in 2001, primarily due to lower service prices. In 2002, we primarily used per diem consultants rather than full time employees to provide training services.

Sales and Marketing Expenses

Sales and marketing expenses consist principally of salaries and compensation paid to employees engaged in sales and marketing activities, advertising and promotional materials, public relations costs and travel. At December 31, 2002, we had 26 quota-bearing sales personnel selling to public schools. Sales and marketing expenses decreased $5.1 million, or 26%, to $14.6 million in 2002 compared to 2001. The decrease is primarily attributable to a decrease in personnel in the marketing department, as well as lower spending on conferences, trade shows and marketing materials. We expect sales and marketing expense to increase slightly in 2003 to support a projected increase in booked sales in the public school market.

Research and Development Expense

Research and development expenses principally consist of salaries and compensation paid to employees and consultants engaged in research and product development activities and product testing, together with software and equipment costs. Research and development expenses decreased $405,000, or 12%, to $3.0 million for 2002, compared to 2001. The decrease in research and development expenses was due to a reduction in research and development staff as we continued to reduce spending on activities other than improving our core products. Once technological feasibility has been established, costs associated with the development of a product are capitalized. In 2002, $116,000 in software development costs were capitalized, compared to $1.2 million in 2001. We expect research and development expenses to increase in 2003 in conjunction with the launch our new Fast ForWord Gateway Edition and other investments in new products.

General and Administrative Expenses

General and administrative expenses principally consist of salaries and compensation paid to Company executives and other employees. These expenses also include travel expenses for these employees, as well as outside legal and accounting fees. General and administrative expenses decreased $1.6 million or 25%, to $4.8 million in 2002, compared to $6.3 million in 2001. The decrease was mostly attributable to decreases in personnel and legal costs. We anticipate that these costs will remain at a comparable level in 2003.

Restructuring, Lease and Asset Impairment Write Downs

For the year ended December 31, 2002 management approved a plan to further restructure operations by reducing the workforce while continuing to focus on the public school market. In connection with the plan, the Company recorded restructuring, lease and asset impairment charges of $3.4 million in operating expenses. The restructuring resulted in a workforce reduction of approximately 30 employees and a total charge to operations for severance benefits of $1.1 million. All affected employees had been terminated or notified of their severance benefits by December 31, 2002. Most of the employees affected by the workforce reduction were located in our Oakland office in the marketing or customer service departments. We expect the restructuring will result in an operating expense reduction of approximately $1.9 million annually. As of December 31, 2002, termination benefits totaling $632,000 had been paid to employees terminated in 2001 or 2002. The balance in accrued severance benefits at December 31, 2002 will be paid to employees by August 31, 2003.

Due to continued weakness in the commercial real estate market the Company recorded an additional charge for excess office space at our corporate office of $2.3 million. This charge reflects adjustments to the assumptions on which the 2001 write down for excess office space had been made, including our assumptions regarding the time period that the excess office space would be vacant and any potential sublease terms. The Company calculated the estimated costs for the additional facilities restructuring charge based on current market information provided by a commercial real estate broker. Based on this information we assumed that no subtenant would be found over the next two years. During the year ended December 31, 2002, $759,000 was paid against the reserve established in 2001 for excess office space. The $3.0 million accrued at December 31, 2002 will be paid over the next two years.

The following table sets forth the restructuring activity during the year ended December 31, 2002.

(in thousands)	Accrued restructuring costs, December 31, 2001	Restructuring Charges	Cash paid	Accrued restructuring costs, December 31, 2002
Lease obligation	$ 1,458	$2,306	$ (759)	$3,005
Severance benefits	82	1,059	(632)	509
Total	$1,540	$3,365	$(1,391)	$3,514

Provision for Income Taxes

We have recorded no provision for income taxes as we have incurred losses since inception. At December 31, 2002, we had net operating loss carryforwards for federal income tax purposes of approximately $72.8 million. Unutilized net operating loss carryforwards will expire in years 2011 through 2022. Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. Previous or future equity transactions may result in such an ownership change. The annual limitation may result in the expiration of net operating losses before they become available to reduce future tax liabilities. At December 31, 2002, we had approximately $29.5 million of deferred tax assets, comprised primarily of net operating loss carryforwards. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

Interest Income and Expense

In 2002 we recorded $1.5 million in interest expense and $0.2 million in interest income compared to $1.4 million in interest expense and $0.4 million in interest income in 2001. Interest expense included amortization of the estimated value of a stock warrant issued to WPV, Inc., an affiliate of Warburg, Pincus Ventures, a significant stockholder of the Company, for providing an unlimited guarantee for our bank line of credit. The estimated value of the warrant at the date of issuance was $3.6 million and is being amortized by a charge to interest expense over the three-year term of the guarantee. Amortization for the years ended December 31, 2002 and 2001 was $1.2 million and $1.0 million, respectively. The slightly higher net interest expense in 2002 was not only a result of higher amortization of deferred financing costs, but also a result of lower interest income resulting from the sale of all of our investment in government securities in the first quarter of 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Revenues

Total revenues increased by $2.6 million, or 17%, to $17.9 million in 2001 compared to 2000. Product revenue increased by $1.4 million, or 10%, to $15.5 million in 2001 compared to 2000 as a result of a 43% increase in revenue from the K-12 sector. The increase was partially offset by a 23% decline in revenue from the private sector. Service revenues increased by $1.2 million, or 97%, to $2.4 million due to an increase in the number of training sessions for the K-12 sector, partially offset by a decline in trainings for the private sector.

Booked sales increased $5.3 million, or 34%, to $20.9 million in 2001compared to 2000. Booked sales is a non-GAAP financial measure that we believe to be a useful measure of the current level of business activity both for management and for investors. Booked sales equals the total value (net of reserves) of software and services invoiced in the period. Because a significant portion of our software license revenue is recognized over a period of months, booked sales is a better indicator of current selling activity. The Company records booked sales and deferred revenue when all of the requirements for revenue have been met other than the requirement that the revenue for software licenses and services has been earned.

Booked sales to the K-12 sector rose 54% and represented approximately 76% of booked sales in 2001compared to approximately 69% in 2000. The increase was primarily due to an increase in the number of site license packages sold to public and private schools. The Company sold 921 site license packages in 2001 compared to 332 in 2000. Booked sales to the private sector declined 7% in 2001 compared to 2000.

Deferred revenue was $7.6 million at December 31, 2001, an increase of 67% compared to $4.6 million in 2000. The following reconciliation table sets forth our booked sales, revenue and change in deferred revenue for the years ended December 31, 2001 and 2000, respectively.

	Year ended December 31,	
(in thousands)	2001	2000
Booked sales	$20,924	$15,619
Less revenues	17,889	5,261
Net increase in current and long-term deferred revenue	3,035	358
Current and long-term deferred revenue beginning of the year	4,563	4,205
Current and long-term deferred revenue end of the year	$ 7,598	$ 4,563

Cost of Revenues

Total cost of revenues increased by $0.5 million, or 15%, to $4.1 million in 2001 compared to 2000. As a percentage of revenues, cost of revenues in 2001were approximately equal to 2000 at 23%. Cost of products consists of manufacturing, packaging and fulfillment costs, amortization of capitalized software, royalties and technical support costs. Cost of product revenues was unchanged at 16% of product revenues for both 2001 and 2000. Service costs consist primarily of cost to provide training seminars including personnel, materials and travel. Cost of service revenues decreased to 67% of service revenues in 2001 down from 105% in 2000. The reduction was attributed to greater efficiencies from combining individual school training seminars within a district.

Sales and Marketing Expenses

Sales and marketing expenses decreased $1.3 million, or 6%, to $19.7 million in 2001 compared to 2000. The decrease was primarily attributable to a reduction in spending on advertising and trade shows. At December 31, 2001, we had 25 quota-bearing sales personnel selling to public schools.

Research and Development Expenses

Research and development expenses decreased $2.3 million, or 40%, to $3.4 million in 2001 compared to 2000. The decrease was due to a significant reduction in research and development staff as we decreased our spending on activities other than improving our core products. Once technological feasibility has been established, costs associated with the development of a product are capitalized. For the years ended December 31, 2001 and 2000 we capitalized $1.2 million and $1.5 million, respectively.

General and Administrative Expenses

General and administrative expenses increased $0.6 million, or 10%, to $6.3 million in 2001 compared to 2000. The increase was attributed to cost associated with moving to our new facility.

Restructuring, Lease and Asset Impairment Write Down
In 2001 management approved a plan to restructure operations including consolidating operations to focus on the K-12 market. In connection with the plan, the Company recorded a restructuring, lease and asset impairment charge of $2.6 million in operating expenses. The restructuring resulted in a workforce reduction of approximately 50 employees and a total charge to operations for severance benefits of $456,000. All affected employees had been terminated or notified of their severance benefits as of December 31, 2001. As of December 31, 2001, termination benefits totaling $374,000 had been paid to employees. Along with reducing the number of employees, the Company recorded an asset impairment charge of $361,000 to write down the value of long-lived assets to net realizable value. The write down included the remaining capitalized development cost for ReWord™. This product specifically targets the adult market, which is not our focus. As well, we reduced the value of furniture and leasehold improvements related to excess office space.

The Company recorded $1.8 million as a charge to operations in conjunction with excess unoccupied office space in its current and former corporate office facilities. For our current facility the cost included a portion of the lease liability and brokerage fees reduced by estimated sublease income over the remaining lease term. The estimated cost of excess lease facilities and the estimated value of the sublease were based on market information provided by a commercial real estate brokerage firm. At December 31, 2001 accrued liabilities included $1.5 million relating to the excess office space and termination benefits.

The following table sets forth the restructuring activity during the year ended December 31, 2001.

(in thousands)	Charged to restructuring expense in 2001:	Cash paid	Asset write downs	Accrued restructuring costs at December 31, 2001
Lease impairment costs	$1,791	$ (333)	$ -	$1,458
Asset write-downs	361	-	(361)	-
Severance benefits	456	(374)	-	82
Total	$2,608	$ (707)	$ (361)	$1,540

In 2000 the Company implemented a restructuring program, resulting in a charge of $492,000. Under the plan we reduced our workforce by 22 employees and incurred legal costs of $200,000 and asset impairment charges of $164,000. All such amounts had been paid or written off at December 31, 2000.

Deferred Compensation
Deferred compensation represents the difference between the exercise price and the deemed fair value of certain stock options granted to employees through December 31, 1999. The amount has being amortized by charges to operations over the vesting periods of the individual stock options. Deferred compensation was fully amortized at December 31, 2001. The amortization amounted to $72,000 and $429,000 for the years ended December 31, 2001 and 2000, respectively. The charges were recorded within the operating expense categories of the individuals that gave rise to the charges.

Interest Income and Expense
In 2001 we recorded $1.4 million in interest expense and $0.4 million in interest income compared to $1,000 in interest expense and $1.1 million in interest income in 2000. The shift was a result of lower cash levels, amortization of deferred financing costs and interest paid on the line of credit from Fleet National Bank in 2001. In March 2001 a stock warrant was issued to WPV, Inc., an affiliate of Warburg, Pincus Ventures, a significant stockholder of the Company, for providing an unlimited guarantee for our bank line of credit. The estimated value of the warrant at the date of issuance was $3.6 million and is being amortized by a charge to interest expense over the three-year term of the guarantee. Amortization for the year ended December 31, 2001 was $1.0 million.

LIQUIDITY AND CAPITAL RESOURCES

(in thousands)	Year ended December 31, 2002	2001	2000
Cash provided by (used in) operating activities	$ 3,717	$(12,487)	$ (19,450)
Cash provided by investing activities	$ 849	$ 912	$ 3,058
Cash (used in) provided by financing activities	$ (4,563)	$ 15,367	$ 1,548

Net cash provided by operating activities was $3.7 million in 2002 compared to cash used in operating activities of $12.5 million and $19.5 million for the two years ended December 31, 2001 and 2000, respectively. The $16.2 million decrease in cash used in 2002 was primarily attributable to an increase in booked sales and a decrease in expenses in sales and marketing and general and administrative, together with increases in accrued liabilities. The increase in accrued liabilities was mostly attributed to restructuring costs to be paid in future periods (see Restructuring, Lease and Asset Impairment Write-Downs above). The increase in booked sales is attributable to the increase in perpetual license sales to the K-12 sector, which are typically recognized over a 12-month period. We expect that the cash from operations will continue to be positive in 2003 based on our expectations of increased sales and continued expense control. If we are unable to meet our sales and revenue targets, or our expenses are higher than our current plans, our cash generation could be less than planned, or we could consume cash.

Net cash provided by investing activities was $0.8 million, $0.9 million and $3.1 million for the years ended December 31, 2002, 2001 and 2000, and was primarily generated from the sale of government securities. This was partially offset by an increase in capitalized software development costs of $1.2 million and $1.5 million for the years ended December 31, 2001 and 2000, and purchase of property and equipment of $1.4 million and $1.2 million for the years ended December 31, 2001 and 2000. In addition, in 2001 we made loans to current and former officers totaling $3.1 million.

Net cash used in financing activities was $4.6 million for 2002 mostly attributed to repayment of borrowing under our line of credit. The average interest rate for the year under the line of credit was 2.7%. In 2001 and 2000 net cash provided by financing activities was $15.4 million and $1.5 million, respectively. Net cash provided by financing activities in 2001 was from the proceeds of issuance of common stock and from borrowing under our line of credit. Net cash provided by financing activities in 2000 was primarily due to the exercise of stock options.

As of December 31, 2002, we had cash and cash equivalents of $4.6 million. We believe that our cash and cash equivalents, combined with the available borrowing capacity under the Fleet National Bank facility will be sufficient to finance our operations and planned capital expenditure requirements over the next 12 months. To date the Company has paid no dividends. We have no plans to initiate dividends in the foreseeable future.

We currently have an outstanding balance of $5 million on our line of credit with Fleet National Bank. The total credit line is $15 million. In March 2002, the agreement was extended to June 30, 2004. WPV, Inc., an affiliate of Warburg Pincus Ventures, a significant stockholder of the Company, has provided an unlimited guarantee for the facility. The guarantee expires in March 2004.

We also have a non-cancelable lease agreement for our corporate office facilities. The minimum lease payment on our office facility is approximately $174,000 per month in 2003. The base lease payment increases at a compound annual rate of 3%. The lease terminates in March 2009.

The following summarizes the Company's outstanding borrowings and contractual obligations at December 31, 2002 and the effects such obligations are expected to have on our liquidity and cash flow in future periods.

(in thousands)	Total	Less than 1 year	1 - 3 year	4 - 8 years
Borrowing under bank line of credit	$ 5,000	$ –	$5,000	$ –
Non-cancelable operating leases	14,823	2,091	4,527	8,205
Minimum royalty payments	1,050	150	300	600
Total	$ 20,873	$ 2,241	$ 9,827	$8,805

At December 31, 2002 we have accrued $3.0 million of future non-cancelable operating lease payments included above on excess office space.

Loans to Current and Former Officers

In March 2001 we made full recourse loans to certain officers of the Company totaling $3.1 million. The total receivable at December 31, 2002 and 2001 was $3.4 million and $3.2 million, respectively. Accrued interest of $265,000 and $112,000 for the years ended December 31, 2002 and 2001 was included in Other Assets on the Balance Sheet. In 2002 some of the officers left the Company. The Notes are full recourse loans secured by shares of the Company's Common Stock owned by the current and former officers. The loans bear interest at 4.94%. Principal and interest are due December 31, 2005.

Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with an exit or disposal activity and requires such costs to be recognized when the liability is incurred. Previous guidance in EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Certain Costs Incurred in a Restructuring)" required that a liability for an exit cost be recognized at the date of a company's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated by a company after December 31, 2002. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial position or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS 148 amends SFAS 123 to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB 25. Since we account for our stock-based compensation under APB 25, and have no current plans on switching to SFAS 123, the impact of SFAS 148 will be limited to the interim reporting of the effects on net income and earnings per share if the Company accounted for stock-based compensation under SFAS 123. SFAS 148 is effective for fiscal years ending after December 15, 2002.

In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company is evaluating the impact of this consensus on the Company's financial position and operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the rate of interest we will pay on our revolving credit facility with Fleet National Bank (Fleet). Interest rates on loans extended under that facility are at LIBOR (London Interbank Offered Rate) plus one percent, or at Fleet's "Base Rate" at our choice. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at December 31, 2002 would not have a material affect on our expenses or loss.

Balance Sheet

(In thousands, per share amounts)	December 31, 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 4,613	$ 4,610
Investments in government securities	-	1,169
Accounts receivable, net of allowance for doubtful accounts $270 and $248 at December 31, 2002 and 2001, respectively	4,867	5,754
Prepaid expenses and other current assets	1,340	1,288
Total current assets	10,820	12,821
Property and equipment, net	1,198	2,156
Notes receivable from current and former officers	3,114	3,114
Other assets	3,511	5,197
Total assets	$ 18,643	$ 23,288
Liabilities and stockholders' (deficit) equity		
Current liabilities:		
Accounts payable	$ 287	$ 444
Accrued liabilities	5,411	3,548
Deferred revenue	13,433	6,065
Total current liabilities	19,131	10,057
Borrowings under bank line of credit	5,000	10,000
Deferred revenue, long-term	2,151	1,533
Other liabilities	484	287
Total liabilities	26,766	21,877
Commitments and contingencies		
Stockholders' (deficit) equity:		
Preferred stock, $0.001 par value:		
Authorized shares - 1,000,000		
Issued and outstanding shares - none in 2002 and 2001	-	-
Common stock, $0.001 par value:		
Authorized shares - 40,000,000		
Issued and outstanding shares -15,879,083 in 2002 and 15,475,619 in 2001	73,771	73,192
Accumulated deficit	(81,894)	(71,781)
Stockholders' (deficit) equity:	(8,123)	1,411
Total liabilities and stockholders' (deficit) equity	$18,643	$ 23,288

See accompanying notes

Statement of Operations

(In thousands, per share amounts)	Year ended December 31, 2002	2001	2000
Revenues:			
Products	$ 19,199	$ 15,503	$ 14,052
Services	1,087	2,386	1,209
Total revenues	20,286	17,889	15,261
Cost of revenues			
Cost of products	2,635	2,478	2,291
Cost of services	843	1,607	1,266
Total cost of revenues	3,478	4,085	3,557
Gross profit	16,808	13,804	11,704
Operating Expenses:			
Sales and marketing	14,554	19,701	20,981
Research and development	2,985	3,390	5,680
General and administrative	4,776	6,348	5,746
Restructuring, lease and asset impariment write downs	3,365	2,608	492
Total operating expenses	25,680	32,047	32,899
Operating loss	(8,872)	(18,243)	(21,195)
Interest (expense) income, net	(1,332)	(1,053)	1,077
Other income	91	21	2
Net loss	$ (10,113)	$ (19,275)	$ (20,116)
Basic and diluted net loss per share	$ (0.65)	$ (1.64)	$ (1.80)
Shares used in computing basic and diluted net loss per share	15,641	11,777	11,148

See accompanying notes.

Statements of Stockholders'(Deficit) Equity

(In thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Deferred Compensation	Accumulated Deficit	Total Stockholders' (Deficit) Equity
Balances at December 31, 1999	10,507,185	$62,696	$ (566)	$ (32,390)	$ 29,740
Issuance of common stock under stock option plan	734,955	706	-	-	706
Issuance of stock under employee stock purchase plan	94,240	842	-	-	842
Reduction of deferred compensation relating to cancelled stock options	-	(65)	65	-	-
Amortization of deferred compensation	-	-	429	-	429
Net loss and comprehensive loss	-	-	-	(20,116)	(20,116)
Balances at December 31, 2000	11,336,380	64,179	(72)	(52,506)	11,601
Issuance of common stock under stock option plan	7,395	29	-	-	29
Issuance of common stock under employee stock purchase plan	131,844	374	-	-	374
Issuance of common stock in a private placement, net of offering costs	4,000,000	4,964	-	-	4,964
Issuance of common stock warrants in connection with guarantee of line of credit	-	3,647	-	-	3,647
Amortization of deferred compensation	-	-	72	-	72
Net loss and comprehensive loss	-	-	-	(19,275)	(19,275)
Balances December 31, 2001	15,475,619	$ 73,192	$ -	$ (71,781)	$ 1,411
Issuance of common stock under stock option plan	274,471	318		-	318
Issuance of common stock under employee stock purchase plan	116,861	119	-	-	119
Compensation charge relating to granting of common stock options	-	122	-	-	122
Stock issue in exchange for services	12,132	20	-	-	20
Net loss and comprehensive loss	-	-	-	(10,113)	(10,113)
Balances December 31, 2002	15,879,083	$ 73,771	$ -	$ (81,894)	$ (8,123)

See accompanying notes

Statements of Cash Flows

(In thousands)	Year ended December 31, 2002	2001	2000
Operating Activities:			
Net loss	$ (10,113)	$ i(19,275)	$ (20,116)
Adjustments to reconcile net loss to cash used in operating activities:			
Depreciation	1,082	1,262	1,014
Amortization of software development costs	666	493	384
Amortization of deferred financing costs	1,216	984	-
Stock based compensation	142	-	-
Amortization of deferred compensation	-	72	429
Asset impairment write downs	50	360	-
Changes in operating assets and liabilities:			
Accounts receivable	887	(1,029)	(1,253)
Prepaid expenses and other current assets	(52)	121	(676)
Accounts payable	(157)	(704)	346
Accrued liabilities	1,813	2,071	111
Deferred revenues	7,986	3,035	358
Other liabilities	197	123	(47)
Net cash provided by (used in) operating activities	3,717	(12,487)	(19,450)
Investing Activities:			
Sale of government securities	1,169	6,498	6,236
Purchases of property and equipment, net	(124)	(1,445)	(1,181)
Notes receivable from current and former officers	-	(3,114)	-
Increase in capitalized software development costs	(116)	(1,153)	(1,452)
(Increase) decrease in other non-current asset	(80)	126	(545)
Net cash provided by investing activities	849	912	3,058
Financing Activities:			
Proceeds from issuance of common stock, net	437	5,367	1,548
Borrowings under bank line of credit	4,000	14,000	-
Repayments of borrowings under bank line of credit	(9,000)	(4,000)	-
Net cash (used in) provided by financing activities	(4,563)	15,367	1,548
Increase (decrease) in cash and cash equivalents	3	3,792	(14,844)
Cash and cash equivalents at beginning of year	4,610	818	15,662
Cash and cash equivalents at end of year	$ 4,613	$ 4,610	$ 818
Supplemental disclosure			
Interest paid	$ 294	$ 432	$ -
Supplemental disclosure of noncash investing and financing activities:			
Issuance of common stock warrants in connection with guarantee of line of credit	$ -	$ 3,647	$ -

See accompanying notes

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Description of Business
Scientific Learning Corporation (the "Company") was incorporated on November 30, 1995 in the State of California and was reincorporated on May 2, 1997 in the State of Delaware. The Company commenced operations in February 1996. We develop, market and sell software products that develop underlying cognitive skills required for reading and learning. Our Fast ForWord® products are a series of reading intervention products that incorporate learning from more than 30 years of brain, language and reading research in order to help children, adolescents and adults build the cognitive skills that enable successful reading. We sell primarily to K-12 public schools. We also sell through speech and language professionals and to private schools and clinics. To support our products, we provide a combination of on-site and remote training and implementation services, as well as technical, professional and customer support and a wide variety of Web-based resources.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent that there are material differences between these estimates and actual results, our financial statements could be affected.

Revenue Recognition
The Company derives revenue from the sale of licenses to its software and from service fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," (SOP 97-2) as amended by Statement of Position 98-9. SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement; 2) delivery of the product; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected. For software orders with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence." Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is additionally measured by the renewal price. If we cannot objectively determine the fair value of any undelivered element included in bundled software and service orders, we defer revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined. When the fair value of a license element has not been established, we use the residual method to record license revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The Company's revenue recognition policy is also based on the Securities and Exchange Commission's Staff Accounting Bulletin 101 (SAB 101) that requires companies that provide an ongoing service to recognize revenue over the term of the services agreement.

The value of software licenses and services invoiced during a particular period is recorded as deferred revenue until recognized. Customers license the right to use Fast ForWord software, but do not acquire unlimited rights to the products.

Revenues from the licensing of software are recognized as follows: 1) for perpetual licenses that require ongoing Internet-based participant tracking service, revenue is recognized over the period in which the Company provides such services, typically from 1 to 3 years; 2) for limited term site licenses, revenue is recognized over the life of the license, typically 3 to 12 months; 3) for individual participant licenses, revenue is recognized over the average duration of the product's use, typically 6 weeks; and 4) for perpetual licenses with no ongoing support requirement, revenue is recognized when the product has been shipped, provided that the fees are fixed or determinable and collectible.

Service revenues are derived from a combination of on-site training and implementation services. Revenue from services is recognized on delivery.

Accounts Receivable
The Company conducts business primarily with public school districts and speech and language professionals in the United States. Ongoing credit evaluations are performed on customers and collateral is generally not required. Allowances for

uncollectible accounts are made for potential credit issues based on past experience and management assessment of current risks.

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("FAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. The Company capitalized $116,000 and $1.2 million of software development costs for the years ended December 31, 2002 and 2001, respectively. Software costs are amortized to cost of revenues over the estimated useful life of the software, which is three years: amortization was $666,000, $493,000 and $384,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Long-Lived Assets

On January 1, 2002, the Company adopted SFAS No. 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets"*, which supersedes certain provisions of APB 30 *"Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"* and supersedes SFAS No. 121 *"Accounting for the Impairment of Long-Lived Assets to be Disposed of."* There was not a cumulative transition adjustment upon adoption. In accordance with SFAS 144, the Company evaluates long-lived assets, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of three months or less.

Investments in Government Securities

The Company classifies all of its investments as available-for-sale securities. These investments consisted of United States Government and Federal Agency securities, which were carried at amounts, which approximate fair value, with unrealized gains and losses on such securities reflected as other comprehensive income (loss) in stockholder's equity (deficit) until disposition. Unrealized gains and losses have not been material. Realized gains and losses on investments in government securities are included in interest income. There were no realized gains or losses in the years ended December 31, 2002 or 2001. Amortized cost approximated the fair market value of the available-for-sale securities at December 31, 2001. At December 31, 2002 there were no investments in government securities.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, investments in government securities, accounts receivable, notes receivable from current and former officers, and accounts payable approximate fair value. The Company determined the fair value of its investments in government securities based on quoted market prices.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Accounting for Stock-Based Compensation

The Company accounts for stock issued to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), *"Accounting for Stock Issued to Employees"* and complies with the disclosure provisions of SFAS No. 123 ("SFAS 123"), *"Accounting for Stock-Based Compensation"* and SFAS No. 148 ("SFAS 148"), *"Accounting for Stock-Based Compensation – Transition and Disclosure."* Under APB 25, compensation expense of fixed stock options is based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the exercise price of the option. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and EITF No. 96-18, *"Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."*

Pro Forma Disclosures of the Effect of Stock-Based Compensation

Pro forma information regarding the results of operations and net loss per share is determined as if the Company had accounted for its employee stock options using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black Scholes valuation model. The risk-free interest rate was 3.0%, 4.5% and 5.8% for the years ended December 31, 2002, 2001 and 2000, respectively. The weighted average expected life of all options granted in 2002, 2001 and 2000, was 5 years. No dividend and a volatility factor of 85% were used.

The Company has elected to use the intrinsic value method in accounting for its employee stock options because, as discussed below, the alternative fair value accounting requires the use of option valuation models that were not developed for use in valuing employee stock options. Under the intrinsic value method, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value of the estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the Black Scholes valuation model, the Company's net loss and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

	Year Ended December 31,		
(In thousands, except per share amounts)	2002	2001	2000
Net loss, as reported	$ (10,113)	$ (19,275)	$ (20,116)
Add: Stock-based employee compensation expense included in the determination of net loss, as reported	142	72	429
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,472)	(3,066)	(3,077)
Net loss, proforma	$ (12,443)	$ (22,269)	$ (22,764)
Basic and diluted net loss per share, as reported	$ (0.65)	$ (1.64)	$ (1.80)
Basic and diluted net loss per share, pro forma	$ (0.80)	$ (1.89)	$ (2.04)

The weighted-average grant-date fair value of options granted was $.90, $2.51 and $10.70 for grants made during years ended December 31, 2002, 2001 and 2000, respectively.

The pro forma impact of options on the net loss for the years ended December 31, 2002, 2001 and 2000, is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $4,000, $61,000 and $1.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the net amount expected to be realized.

Net Loss Per Share

Basic and diluted net loss per share information for all periods is presented under the requirement of FAS No. 128, "Earnings per Share" ("FAS 128"). Basic earnings per share have been computed using the weighted-average number of shares outstanding during the period and excludes any dilutive effects of stock options, warrants, and convertible securities. Potentially dilutive securities have been excluded from the computation of diluted net loss per share, as their inclusion would be antidilutive.

If the Company had reported net income, the calculation of diluted earnings per share would have included approximately an additional 64,000, 36,000, and 463,000 common equivalent shares (computed using the treasury stock method) related to the outstanding options and warrants not included above for the years ended December 31, 2002, 2001 and 2000, respectively.

Recent Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146 ("SFAS 146"), *"Accounting for Costs Associated with Exit or Disposal Activities."* SFAS 146 addresses financial accounting and reporting for costs associated with an exit or disposal activity and requires such costs to be recognized when the liability is incurred. Previous guidance in EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Certain Costs Incurred in a Restructuring)" required that a liability for an exit cost be recognized at the date of a company's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated by a company after December 31, 2002. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial position or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS 148 amends SFAS 123 to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS 148 does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB 25. Since we account for our stock-based compensation under APB 25, and have no current plans on switching to SFAS 123, the impact of SFAS 148 will be limited to the interim reporting of the effects on net income and earnings per share if the Company accounted for stock-based compensation under SFAS 123. SFAS 148 is effective for fiscal years ending after December 15, 2002.

In November 2002, the EITF reached a consensus on Issue 00-21, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003 with early adoption permitted. The Company is evaluating the impact of this consensus on the Company's financial position and operating results.

Reclassifications

Certain reclassifications have been made to the prior year balances to conform to the current presentation.

2. Restructuring, Lease and Asset Impairment Write Downs

For the year ended December 31, 2002 management approved a further plan to restructure operations by reducing the workforce while continuing to focus on the public school market. In connection with the plan, the Company recorded restructuring, lease and asset impairment charges of $3.4 million in operating expenses. The restructuring resulted in a workforce reduction of approximately 30 employees and a total charge to operations for severance benefits of $1.1 million. All affected employees had been terminated or notified of their severance benefits by December 31, 2002. Most of the employees affected by the workforce reduction were located in our Oakland office in the marketing or customer service departments. We expect the restructuring will result in an operating expense reduction of approximately $1.9 million annually. As of December 31, 2002, termination benefits totaling $632,000 had been paid to employees terminated in 2001 or 2002. The balance in accrued severance benefits at December 31, 2002 will be paid to employees by August 31, 2003.

Due to continued weakness in the commercial real estate market the Company recorded an additional charge for excess office space at our corporate office of $2.3 million. This charge reflects adjustments to the assumptions on which the 2001 write down for excess office space had been made, including our assumptions about the time period that the excess office space would be vacant and potential sublease terms. The Company calculated the estimated costs for the additional facilities restructuring charge based on current market information provided by a commercial real estate broker. Based on this information we assumed that no subtenant would be found in the next two years. During the year ended December 31, 2002, $759,000 was paid against the reserve established in 2001 for excess office space. The $3.0 million accrued at December 31, 2002 will be paid over the next two years.

The following table sets forth the restructuring activity during the year ended December 31, 2002.

(in thousands)	Accrued restructuring costs, December 31, 2001	Restructuring Charges	Cash paid	Accrued restructuring costs, December 31, 2002
Lease obligation	$ 1,458	$2,306	$ (759)	$3,005
Severance benefits	82	1,059	(632)	509
Total	$1,540	$3,365	$(1,391)	$ 3,514

In 2001 management approved a plan to restructure operations including consolidating operations to focus on the K-12 market. In connection with the plan, the Company recorded a restructuring, lease and asset impairment charge of $2.6 million in operating expenses. The restructuring resulted in a workforce reduction of approximately 50 employees and a total charge to operations for severance benefits of $456,000. All affected employees had been terminated or notified of their severance benefits as of December 31, 2001. As of December 31, 2001, termination benefits totaling $374,000 had been paid to employees. Along with reducing the number of employees, the Company recorded an asset impairment charge of $361,000 to write down the value of long-lived assets to net realizable value. The write down included the remaining capitalized development cost for ReWord™. This product specifically targets the adult market, which is not our focus. As well, we reduced the value of furniture and leasehold improvements related to excess office space.

The Company recorded $1.8 million as a charge to operations in conjunction with excess office space in its current and former corporate office facilities. For our current facility the cost included a portion of the lease liability and brokerage fees reduced by estimated sublease income over the remaining lease term. The estimated cost of excess lease facilities and the estimated value of the sublease were based on market information provided by a commercial real estate brokerage firm. At December 31, 2001 accrued liabilities included $1.5 million relating to the excess office space and termination benefits.

(in thousands)	Charged to restructuring expense in 2001:	Cash paid	Asset write downs	Accrued restructuring costs at December 31, 2001
Lease impairment costs	$1,791	$ (333)	$ -	$ 1,458
Asset write-downs	361	-	(361)	-
Severance benefits	456	(374)	-	82
Total	$2,608	$(707)	$(361)	$1,540

In 2000 the Company implemented a restructuring program, resulting in a charge of $492,000. Under the plan we reduced our workforce by 22 employees and incurred legal costs of $200,000 and asset impairment charges of $164,000. All such amounts had been paid or written off at December 31, 2001.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	
(in thousands)	2002	2001
Prepaid expenses	$1,070	$ 732
Product inventory	223	486
Other receivables	47	70
	$1,340	$1,288

4. Property and Equipment

Property and equipment consists of the following:

	December 31,	
(in thousands)	2002	2001
Computer equipment	$4,233	$4,098
Office furniture and equipment	1,439	1,470
Leasehold improvements	577	577
	6,249	6,145
Less accumulated depreciation	(5,051)	(3,989)
	$1,198	$2,156

5. Notes Receivable from Current and Former Officers

Notes receivable from current and former officers was $3.1 million for each of the years ended December 31, 2002 and 2001. The Notes are full recourse loans secured by shares of the Company's Common Stock owned by the current and former officers and bear interest at 4.94%. Principal and interest are due December 31, 2005. Accrued interest of $265,000 and $112,000 at December 31, 2002 and 2001, respectively is recorded in other assets.

6. Other Assets

Other assets consist of the following.

	December 31,	
(In Thousands)	2002	2001
Software development cost	$ 3,089	$ 2,973
Less accumulated amortization	(1,616)	(950)
Software development costs, net	1,473	2,023
Deferred financing cost, net	1,447	2,663
Other non current assets	591	511
	$ 3,511	$ 5,197

7. Accrued Liabilities

Accrued liabilities consist of the following.

	December 31,	
(In Thousands)	2002	2001
Accrued restructuring costs	$ 3,514	$ 1,540
Accrued vacation	684	762
Accrued commissions and bonus	911	752
Other accrued liabilities	302	494
	$ 5,411	$ 3,548

8. Bank Line of Credit

In 2001, the Company entered into a revolving loan agreement with a bank for an unsecured revolving credit facility in the amount of $15,000,000, expiring June 30, 2004. Borrowings under the loan agreement bear interest at the election of the Company at the rate of LIBOR plus one percent or the bank's "Base Rate". WPV, Inc., an affiliate of Warburg, Pincus Ventures, a significant stockholder of the Company, has provided an unlimited guarantee for the facility. The guarantee expires in March 2004.

In consideration of the guarantee the Company granted a security interest in substantially all of the Company's assets and issued WPV, Inc., a fully vested and non-forfeitable warrant to purchase 1,375,000 shares of common stock of the Company at an exercise price of $8.00. The warrant will expire if unexercised by March 9, 2008. The fair value of the warrant at the date of issuance was $3.6 million and this amount is being amortized as deferred financing costs by a charge to interest expense over the three-year term of the guarantee.

9. Income Taxes

There has been no provision for U.S. federal, U.S. state or foreign income taxes for any period as the Company has incurred operating losses in all periods and for all jurisdictions.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,	
(In Thousands)	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 26,083	$23,164
Restructuring reserve	506	616
Capitalized software and development costs	670	611
Deferred revenue	860	133
Research credits carryforwards	715	546
Other	683	954
Total deferred tax assets	29,517	26,024
Valuation allowance	(29,517)	(26,024)
Net deferred tax assets	$ –	$ –

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $3.5 million and $6.8 million during the years ended December 31, 2002 and 2001, respectively.

As of December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $72.8 million, which expire in the years 2011 through 2022 and federal research tax credits of approximately $426,000, which expire in the years 2011 through 2022. The Company also had net operating loss carryforwards for state income tax purposes of approximately $22.0 million expiring in the years 2003 through 2012 and state research tax credits of approximately $289,000 which carryforward indefinitely.

Utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitation provided by the Internal Revenue Code and a similar state provision. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

10. Stockholders' (Deficit) Equity

Common Stock

At December 31, 2002, the Company had reserved shares of common stock for future issuance as follows:

Stock Options outstanding	2,989,304
Stock Options available for future grants	864,575
Common stock warrants	1,498,888
	5,345,557

Stock Options

The Company's employee stock option plans provide for the issuance of incentive stock options (ISO) or nonstatutory stock options (NSO) to eligible participants. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. Certain options previously granted can be exercised prior to vesting, but, if so exercised, these unvested shares are subject to repurchase by the Company. Options and unvested shares granted generally vest over a period of four years. Options under the employee plans have a maximum term of 10 years. In the event option holders cease to be employed by the Company, all unvested options are forfeited and all vested options may be exercised within a 90-day period after termination. The 90-day exercise period is sometimes extended by agreement with the optionee, which could result in a modification charge to operations.

In May 1999, the Company's stockholders approved the 1999 Equity Incentive Plan, which amended and restated the Company's previous stock option plan. 3,292,666 shares of common stock were authorized for issuance under the plan, including shares originally authorized under predecessor plans and shares added to the plan in 2001.

In May 2002, the Company's Board of Directors approved adding 1,350,000 shares to the 1999 Equity Incentive Plan. The total number of shares authorized for issuance under the plan is now 4,642,666. The Board of Directors also approved the 2002 CEO Stock Option Plan in May 2002. This plan reserved an aggregate of 470,588 shares for grants of stock options under the plan.

In May 1999, the Company's stockholders approved the 1999 Non-Employee Directors' Stock Option Plan and reserved an aggregate of 75,000 shares of common stock for grants of stock options under the plan.

A summary of the Company's stock option activity under the plans is as follows:

	Outstanding Options	
	Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding at December 31, 1999	1,680,567	$6.72
Granted	932,652	12.40
Exercised	(734,955)	97
Canceled	(259,990)	14.30
Outstanding at December 31, 2000	1,618,274	11.34
Granted	438,826	03.62
Exercised	(7,395)	3.91
Canceled	(396,539)	10.73
Outstanding at December 31, 2001	1,653,166	9.47
Granted	2,239,290	1.36
Exercised	(274,471)	1.15
Canceled	(628,681)	9.35
Outstanding at December 31, 2002	2,989,304	$4.20
Vested and exercisable	1,163,832	

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2002:

	Outstanding			Vested and Exercisable	
Price Range	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Number of Shares	Weighted-Average Remaining Contractual Life (Years)
$0.2600 – $1.3700	365,286	$ 1.21	5.13	213,469	$ 1.19
$1.3800 – $1.3900	1,350,000	$ 1.39	9.43	100,000	$ 1.39
$1.4000 – $3.5000	407,116	$ 2.05	8.46	219,594	$ 2.02
$3.5900 – $7.0000	404,965	$ 5.41	7.50	251,093	$ 5.55
$7.1250 – $39.8750	461,937	$ 15.58	6.66	379,676	$ 15.05
	2,989,304			1,163,832	

The Company recorded deferred compensation of $278,000 during the year ended December 31, 1999, representing the difference between the exercise price and the deemed fair value of certain of the Company's stock options granted to employees. The amount has been amortized by charges to operations over the vesting periods of the individual stock options using a graded method. Such amortization amounted to $0, $72,000 and $429,000, for the years ended December 31, 2002, 2001, and 2000, respectively.

Common Stock Warrants

In 2001 the Company issued a fully vested non-forfeitable warrant to purchase 1,375,000 shares of common stock of the Company at an exercise price of $8.00 per share. The warrant was issued to WPV, Inc., an affiliate of a significant stockholder of the Company, in connection with the guarantee of a line of credit to the Company. The warrant is outstanding and will expire if unexcercised by March 9, 2008. The fair value of the warrant at the date of issuance was $3.6 million. The value of the warrant was determined using the Black-Scholes model with the following assumptions: a share price of $3.88, volatility of .85, a risk-free interest rate of 4.94%, no dividend yield and an expected life of seven years.

In 1999 the Company issued a fully vested warrant to purchase 7,222 shares of Series D Preferred Stock of the Company at an exercise price of $7.50 per share. The warrant was issued to the placement agent in the Series D Preferred Stock offering and was converted to an equivalent number of common stock on completion of the initial public offering. The warrant is outstanding and will expire in 2004.

In 1998 the Company issued warrants to purchase 116,666 shares of common stock at $9.00 per share. The warrants were issued to a significant stockholder of the Company in connection with loans and loan guarantees to the Company. The warrants are outstanding and will expire in 2003. The Company estimated the fair value of the warrants to be $780,000, which was amortized by charges to interest expense during the year ended December 31, 1998.

1999 Employee Stock Purchase Plan

In May 1999 the stockholders approved the 1999 Employee Stock Purchase Plan, which became effective upon the completion of the initial public offering of the Company's common stock. The Company initially reserved a total of 350,000 shares of common stock for issuance under the plan. In May 2002 the Company's shareholders approved an additional 350,000 shares for a total of 700,000 shares. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable one-year offering period or the last day of the applicable six-month purchase period. The Company issued 116,861 and 131,844 shares of common stock under the plan during the years ended December 31, 2002 and 2001, respectively. At December 31, 2002, 357,055 shares were available for issuance under the Plan.

11. Commitments

Leases

The Company leases its corporate office facility under a non-cancelable operating lease with a term expiring in 2009. Future minimum payments under this lease as of December 31, 2002 are as follows (in thousands):

2003	$ 2,091
2004	2,210
2005	2,317
2006	2,428
2007	2,542
2008 and thereafter	3,235
Total minimum lease payments	$ 14,823

During the year ended December 31, 2001 the Company signed a sublease agreement for approximately 20% of the space at its corporate office facility. The sublease was terminated in 2003; under the termination agreement the Company will receive $220,000 for the year ended December 31, 2003.

Rent expense under all operating leases net of sublease income of $401,000 and $130,000 in 2002 and 2001 was $1.7 million, $2.0 million and $1.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company has the option to extend the operating lease covering its corporate office facility for two five-year terms at the end of the original lease term, provided that certain conditions of the lease agreement are met.

License Agreement

In September 1996, the Company entered into a license agreement with a university for the use of the intellectual property underlying its most significant current products. In exchange for the license, the Company issued 131,192 shares of Series A preferred stock and paid the university a license-issue fee of $200,000. In March 1997, the number of shares of Series A preferred stock issued under the agreement was reduced to 114,526. On completion of the initial public offering these shares were converted to an equivalent number of common shares.

The agreement also provides for additional royalties and milestone payments based upon revenues from products using the licensed technology. Royalty and milestone expenses were $723,000, $635,000, and $870,000 for the years ended December 31, 2002, 2001 and 2000, respectively, and are included in cost of revenues. All milestone payments required under the license have now been paid. Annual minimum guaranteed royalty payments are $150,000.

If the Company loses or is unable to maintain the license agreement during the term of the underlying patents, it would materially harm its business. The University may terminate the license agreement if the Company fails to perform or violates its terms without curing the violation within 60 days of receiving written notice of the violation.

12. Employee Retirement and Benefit Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. The Company does not match contributions by plan participants.

13. Legal Proceedings

On January 9, 2003 we sent a demand letter to Metropolitan Teaching and Learning Company ("Metropolitan"), claiming that the latter's use of the term Fast Forward in connection with children's educational materials infringed our rights in our registered trademark Fast ForWord On or about January 21, 2003, Metropolitan filed a declaratory relief action in federal court in the Southern District of New York, seeking a judicial declaration that its Fast Forward mark does not infringe our trademarks, as well as attorneys' fees and other unspecified damages. The complaint was served on us on or about February 7, 2003. We are required to respond to the complaint by April 8, 2003. We believe our positions have merit and intend to pursue the lawsuit vigorously. Because the lawsuit is still in the pre-trial discovery stage, we cannot determine the total expense or possible loss, if any, that may result from this claim.

14. Interim financial information (unaudited)

Quarterly financial data (in thousands, except per share amounts)

	2002				
	Quarter ended, March 31	Quarter ended, June 30	Quarter ended, September 30	Quarter ended, December 31	Total
Total revenues	$3,184	$4,449	$6,396	$6,257	$20,286
Gross profit	2,511	3,583	5,374	5,340	16,808
Net loss	(3,862)	(2,926)	(450)	(2,875)	(10,113)
Net loss per share (basic and diluted)	(.25)	(.19)	(.03)	(.18)	(.65)

	2001				
	Quarter ended, March 31	Quarter ended, June 30	Quarter ended, September 30	Quarter ended, December 31	Total
Total revenues	$3,206	$5,016	$5,594	$4,073	$17,889
Gross profit	2,424	3,862	4,322	3,196	13,804
Net loss	(5,557)	(5,330)	(4,058)	(4,330)	(19,275)
Net loss per share (basic and diluted)	(.49)	(.47)	(.35)	(.34)	(1.64)

See note 2 for Non-recurring items.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Scientific Learning Corporation

We have audited the accompanying balance sheets of Scientific Learning Corporation (the "Company") as of December 31, 2002 and 2001, and the related statements of operations, stockholders' (deficit) equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audit also included the financial statement schedule included in Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scientific Learning Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the selected financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Walnut Creek, California
February 7, 2003

Corporate Information

Corporate Offices
Scientific Learning Corporation
300 Frank H. Ogawa Plaza
Suite 500
Oakland, CA 94612-2040
Telephone: 510-444-3500
www.ScientificLearning.com
www.BrainConnection.com

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
(212) 509-4000

Outside General Counsel
Cooley Godward LLP
San Francisco, CA

Independent Public Accountant
Ernst & Young LLP
Walnut Creek, CA

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on Wednesday, May 21, 2003 at Scientific Learning Corporation, 300 Frank H. Ogawa Plaza, Suite 500, Oakland, CA.

Stockholder Inquiries
Communications regarding transfer requirements, lost certificates and change of address should be directed to the transfer agent. General information regarding the Company may be obtained from the Company's website or by contacting its Investor Relations Department at (510) 444-3500.

Stock Price and Stockholder Data
The Company's Common Stock is traded on the OTC Bulletin Board under the symbol SCIL. The following table sets forth the closing high and low sales prices per share of our Common Stock as reported on the Nasdaq National Market or the OTC Bulletin Board, as applicable, for the periods indicated.

2002	High	Low
First Quarter	$2.900	$1.110
Second Quarter	$2.001	$1.200
Third Quarter	$1.650	$0.700
Fourth Quarter	$2.400	$1.210

2001	High	Low
First Quarter	$7.125	$3.188
Second Quarter	$3.900	$2.100
Third Quarter	$2.250	$1.180
Fourth Quarter	$1.750	$1.000

On February 28, 2003, the closing price per share of the Company's Common Stock was $2.08. As of February 28, 2003, there were 157 holders of record of the Company's Common Stock, which excludes beneficial owners of Common Stock held in street name. We have never declared or paid cash dividends on our Common Stock, and we do not anticipate paying any cash dividends in the foreseeable future.

SEC Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Investor Relations Department
Scientific Learning Corporation
300 Frank H. Ogawa Plaza
Suite 500
Oakland, CA 94612-2040

Board of Directors
Robert C. Bowen
Chairman and Chief Executive Officer

Edward Vermont Blanchard, Jr.
Private Investor

Ajit Dalvi
Business Consultant

Carleton A. Holstrom
Private Investor

Dr. Michael M. Merzenich
Francis A. Sooy Professor at
University of California, San Francisco

Rodman W. Moorhead, III
Senior Advisor
E.M. Warburg Pincus & Co., LLC

Dr. Paula A. Tallal
Co-Director of the Center for Molecular and
Behavioral Neuroscience, Rutgers University

Dr. Joseph Martin
Dean
Harvard Faculty of Medicine

Corporate Management
Robert C. Bowen
Chairman, Chief Executive Officer and Director

James R. Bray
Vice President, Business Development and Government Affairs

Linda L. Carloni
Vice President, General Counsel and Secretary

Glenn G. Chapin
Vice President, Education Sales

Jane A. Freeman
Chief Financial Officer, Vice President, and Treasurer

Dr. William M. Jenkins
Sr. Vice President, Product Development

Dr. Steven L. Miller
Sr. Vice President, Research and Outcomes

Gillian M. Rutter
Vice President, Operations

Sherrelle J. Walker
Chief Education Officer

Forward-Looking Statements
This annual report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that are subject to the safe harbor created by Section 27A of the federal securities law, including, among others, statements relating to trends and projected levels of revenue, financial resources and other financial parameters. Such statements are subject to substantial risks and uncertainties. Actual events or results may differ materially as a result of many factors, including but not limited to: the extent of acceptance and purchase of our products by target customers; seasonality and sales cycles in Scientific Learning's markets; competition; availability of funding available to schools; schools' success in implementing our products; the Company's ability to continue to demonstrate the efficacy of its products, which depends on how the programs are administered, the demography of participants and other factors; the Company's ability to retain key personnel; pricing pressures; expense levels at the Company; and other risks detailed in the Company's SEC reports, including the Company's Reports on Form 10K and 10Q.



MISSION

Scientific Learning applies advances in neuroscience and cognitive research to increase human potential. We produce unique products, tools, and implementation strategies that enable people to build the fundamental cognitive skills required to read and learn.

Scientific Learning®

www.scientificlearning.com
www.brainconnection.com
888-665-9707

7079BT